SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated February 6, 2017 (“Original 6-K”). The information in the Original 6-K relating to the condensed consolidated statements of financial position as of December 31, 2016 and 2015 and the condensed consolidated statements of comprehensive income for the fourth quarter and the years ended December 31, 2016 and 2015 are amended and replaced as follows. No other changes have been made to the Original 6-K.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2016 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016	2015	Change
Total Assets	177,837	175,257	1.5%
Total Liabilities	104,787	107,315	-2.4%
Total Equity	73,051	67,942	7.7%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2016 and 2015

(Unit : in billions of Korean Won)	2016 Oct.-Dec.	2015 Oct.-Dec.	Change	2016 Jan.-Dec.	2015 Jan.-Dec.	Change
Operating revenues	15,286	14,692	4.0%	60,190	58,958	2.1%
Operating income (loss)	1,268	2,679	-52.7%	12,002	11,347	5.8%
Income (Loss) before income tax	480	2,390	-79.9%	10,513	18,656	-43.6%
Net income (loss)	280	1,575	-82.3%	7,148	13,416	-46.7%
Net income (loss) attributable to owners of the company	306	1,554	-80.3%	7,082	13,289	-46.7%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: February 14, 2017